(The following is an unofficial English translation of the Notice Regarding Resolutions Adopted at the 71st Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 26, 2013

To Our Shareholders

Haruo Matsuno Representative Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

NOTICE REGARDING RESOLUTIONS ADOPTED AT
THE 71st ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the following matters were presented and resolved at the 71st ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) which took place today.

Matters reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements reporting for the 71st Fiscal Year (from April 1, 2012 to March 31, 2013)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by the Independent Auditors and the Board of Corporate Auditors

Presentations on the above Items No.1 and No.2 were given to the shareholders.

Matters resolved:

Agenda Item No.1:	Partial amendment to the Articles of Incorporation

The shareholders resolved to approve the agenda as originally proposed.  The details of the amendment are set forth in the page to follow.

Agenda Item No.2:	Election of nine directors

The shareholders resolved to approve, as originally proposed, the re-election of Toshio Maruyama, Haruo Matsuno, Yasushige Hagio, Osamu Karatsu , Shinichiro Kuroe, Sae Bum Myung and Hiroshi Nakamura and the election of Seiichi Yoshikawa and Yoshiaki Yoshida, each of whom has since assumed office.
Yasushige Hagio, Osamu Karatsu and  Seiichi Yoshikawa are outside directors.

<For your reference>

The details of the amendment to the Articles of Incorporation are as follows:
(Changes are underlined.)

Present Article	Proposed Amendment
Article 2. (Objective) The objective of the Company shall be to engage in the following business activities:	Article 2. (Objective) The objective of the Company shall be to engage in the following business activities:

1.     Manufacture and sale of electric, electronic and physicochemical appliances and their applied equipment;

(Added)

2.    Manufacture and sale of appliances, equipment and software related to any of the foregoing items;
3.    Lease and rental of equipment and appliances, etc., incidental to each of the foregoing items;
4.    Workers dispatching business; and
5.    Any and all business incidental to any of the foregoing items.

1.    Manufacture and sale of electric, electronic and physicochemical appliances and their applied equipment;
2.    Manufacture and sale of medical equipment;
3.    Manufacture and sale of appliances, equipment and software related to each of the foregoing items;
4.    Lease and rental of equipment and appliances, etc., incidental to each of the foregoing items;
5.    Workers dispatching business; and
6.    Any and all business incidental to any of the foregoing items.

The following has been decided by resolution at the special meeting of the board of directors and at the meeting of the board of corporate auditors held subsequent to the shareholders’ meeting:

[Directors and Corporate Auditors]

Toshio Maruyama, Chairman of the Board and Representative Director

Haruo Matsuno, Representative Director

Yasushige Hagio, Director

Osamu Karatsu, Director

Seiichi Yoshikawa, Director (newly elected)

Shinichiro Kuroe, Director

Sae Bum Myung, Director

Hiroshi Nakamura, Director

Yoshiaki Yoshida, Director  (newly elected)

Yuichi Kurita, Standing Corporate Auditor

Akira Hatakeyama, Standing Corporate Auditor

Megumi Yamamuro, Corporate Auditor

Masamichi Ogura, Corporate Auditor

[Executive Officers]

Haruo Matsuno, President and CEO

Shinichiro Kuroe, Vice President  (promoted)

Sae Bum Myung, Managing Executive Officer

Hiroshi Nakamura, Managing Executive Officer

Yoshiaki Yoshida, Managing Executive Officer

Hideaki Imada, Managing Executive Officer

Hans-Juergen Wagner, Managing Executive Officer   (promoted)

Takashi Sugiura, Executive Officer

Takashi Sekino, Executive Officer

Soichi Tsukakoshi, Executive Officer

Josef Schraetzenstaller, Executive Officer

R. Keith Lee, Executive Officer

Makoto Nakahara, Executive Officer

Toshiyuki Okayasu, Executive Officer

Yih-Neng Lee, Executive Officer

CH Wu, Executive Officer

Kazuhiro Yamashita, Executive Officer

Kenji Sato, Executive Officer

Takayuki Nakamura, Executive Officer (newly elected)

Wilhelm Radermacher, Executive Officer (newly elected)

Masuhiro Yamada, Executive Officer (newly elected)

Satoru Nagumo, Executive Officer (newly elected)

▪	The payment of a year-end dividend for the 71st fiscal year

The Company resolved at the meeting of its board of directors held on May 30, 2013 to distribute a year-end dividend of 10 yen per share for the 71st fiscal year. For details, please refer to the documents sent to you on June 3, 2013.

▪	Presentation materials concerning matters reported at the 71st ordinary general meeting of shareholders are available on the Company’s website.